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                                                                      EXHIBIT 21

         Fifth Third Kentucky Bank Holding Company ("BHC"), a wholly-owned second-tier subsidiary bank holding company of Fifth Third Bancorp ("Bancorp"), owned all of the outstanding shares of Fifth Third Bank of Kentucky, Inc. ("5/3 Ky.") and The Fifth Third Savings Bank of Western Kentucky, F.S.B. ("5/3, F.S.B."). BHC transferred by dividend up to its parent, Bancorp, all outstanding shares of 5/3 Ky. and 5/3, F.S.B. Bancorp now directly owns 5/3 Ky. and 5/3, F.S.B. BHC's sole purpose is to own property possessed in lieu of debt previously contracted.

         The Fifth Third Bank of Southeastern Indiana merged with and into The Fifth Third Bank of Central Indiana.